Exhibit 99.1
STATS ChipPAC Terminates Tender Offer and Consent
Solicitation for its Senior Notes
Singapore — 08/09/2008, United States — 08/08/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, announced today that its tender offer and consent solicitation (the “Tender Offer and Consent Solicitation”) in respect of its $150 million of 7.5% Senior Notes due 20101 and its $215 million of 6.75% Senior Notes due 20112 (the “Senior Notes”) has been terminated because the Financing Condition has not been satisfied. All tendered Senior Notes are now free to trade.
The Tender Offer and Consent Solicitation was made solely pursuant to the Offer to Purchase and Consent Solicitation Statement dated June 20, 2008, as amended on July 22, 2008 (the “Offer to Purchase”). All capitalized terms used herein have the same meanings as assigned to them in the Offer to Purchase.
Joint Dealer Managers were Credit Suisse (Liability Management +44 20 7883 6748) and Deutsche Bank (Liability Management +44 20 7545 8011).
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

[1]	Common Codes / CUSIPs / ISINs: 022422669, 022422642, 022457241 / 85771TAD6, 85771TAE4, Y8162BAB1 / US85771TAD63, USY8162BAB19, US85771TAE47.

[2]	Common Codes / CUSIPs / ISINs: 020574089, 020563532, 021811157 / 85771TAA2, 85771TAC8, Y8162BAA3 / US85771TAA25, USY8162BAA36, US85771TAC80.

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com